UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number: 001-36059

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.
(Name of Registrant)

Av. Antonio Dovalí Jaime No. 70, 13 Floor, Tower B
Colonia Zedec Santa Fe
United Mexican States, Mexico City 01210
+(52) 55-5261-6400
(Address of Principal Executive Offices)

   Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Controladora Vuela Compañía de Aviación, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   May 25, 2016

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

By:	/s/ Jaime E Pous
	Name:	Jaime E Pous
	Title:	General Counsel

By:	/s/ Fernando Suárez Gerard
	Name:	Fernando Suárez Gerard
	Title:	Chief Financial Officer

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (which we refer to as “Volaris,” the “Company” or “we”) hereby attaches the consent of Mancera, S.C. a member practice of Ernst & Young Global Limited (Volaris’ independent registered public accounting firm) to the incorporation by reference in Volaris’ Registration Statement on Form F-3, as filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2015 (File Number 333-207877) to Mancera, S.C. a member practice of Ernst & Young Global Limited’s reports dated April 27, 2016 with respect to the consolidated financial statements of Volaris and its subsidiaries and the effectiveness of internal control over financial reporting of Volaris and its subsidiaries, included in Volaris’ Annual Report on Form 20-F for the year ended December 31, 2015, as filed with the SEC on April 29, 2016 (File Number 001-36059).

Volaris hereby designates this report on Form 6-K, including the exhibit attached hereto, as being incorporated by reference into Volaris’ Registration Statement on Form F-3, as filed with the SEC on November 9, 2015 (File Number 333-207877).

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

15.1	Consent letter of Mancera, S.C. a member practice of Ernst & Young Global Limited